UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

FORTUNE ENTERTAINMENT CORPORATION

(Exact name of Registrant as specified in its corporate charter)

Delaware	000-30292	88-0405437
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

Room 402-404, 4/F, Allied Kajima Building 138 Gloucester Road Wanchai, Hong Kong

(Address of principal executive offices)

(852) 2511-3873

(Issuer’s Telephone Number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on February 22, 2006 of the common and preferred stock of Fortune Entertainment Corporation, a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. This Information Statement will be first mailed to the Company’s shareholders of record on or about March 1, 2006.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

PRELIMINARY NOTE REGARDING THIS AMENDMENT

This Amendment No. 1 to the Schedule 14f-1 Information Statement that the Company previously filed with the Securities and Exchange Commission (“SEC”) on February 8, 2006 but which has not been mailed to the stockholders is being filed: (1) to revise the record date as set forth in the sentence on the face page of the information statement stating “[t]his Information Statement is being furnished to all holders of record as of the close of business on March 9, 2006” from March 9, 2006 to February 22, 2006; (2) to revise the date set forth in the information statement on which this statement will be mailed to the Company’s common and preferred stockholders from on or about March 13, 2006 to on or about March 1, 2006; and (3) to revise the date on which 10-day Period described below is expected to conclude from on or about March 23, 2006 to on or about March 11, 2006.

INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Statement”) is being circulated to the shareholders of Fortune Entertainment Corporation, a Delaware corporation, in connection with two transaction described more fully below, which resulted in a change of control of the Company. Fortune Entertainment Corporation (hereinafter the “Company”) is a reporting company pursuant to the Exchange Act of 1934, as amended.

The Transaction

On November 21, 2005, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with WB Capital Group, Inc., a Nevada corporation (“WB”) pursuant to which the Company agreed to issue 3,000,000 shares of the Company’s common stock (the “Shares”) and a Promissory Note in the principal amount of $126,000 (the “Note”) to WB (the Shares and the Note, collectively referred to herein as the “Securities”). The rights to acquire the Securities set forth in the Securities Purchase Agreement were subsequently assigned to Central Class Group Limited, a British Virgin Islands company (“Central Class”) by WB and Central Class acquired the Securities. The consideration paid by Central Class for the Shares was $324,000 and the consideration paid by Central Class for the Note was $126,000. The consideration received by the Company for the issuance of the Shares was $214,000. All consideration received by the Company for the issuance of the Securities were used to pay-off existing liabilities of the Company. In connection with this transaction, Central Class also assumed certain liabilities and obligations of the Company owed to third parties arising from promissory notes. There are no material relationships between the Company or its affiliates and any of the parties of the Securities Purchase Agreement. This transaction was closed on November 30, 2005.

On November 30, 2005, Central Class Group Limited, a British Virgin Islands company (“Central Class”) also acquired 17,271,422 shares of the Registrant’s common stock directly from 9 shareholders of the Registrant. This acquisition of these shares, along with the issuance of the Shares to Central Class (as described above) (both transactions referred to herein as the “Transactions”) represented the acquisition of 20,271,422 shares or approximately 50.7% of the total outstanding stock of the Registrant (the “Majority Shares”). No part of the consideration used to acquire the majority of the Registrant’s outstanding stock was from a loan. The total consideration used by Central Class to acquire the Majority Shares of the Registrant (by acquiring the Securities and the stock from the Registrant’s stockholders as described herein) was $354,000.

In connection with the Transactions, the Company agreed to appoint one new director, namely, Ke Huang, to the Company’s Board of Directors. Such appointment is subject to the conclusion of the 10-day period (the “10-day Period”) that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company’s stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about March 1, 2006. The 10-day Period is expected to conclude on or about March 11, 2006. Effective November 25, 2005, all of the Company’s former officers resigned their positions and Ke Huang was also appointed as the Company’s new chief executive officer and acting chief financial officer. On November 25, 2005, three of the Company’s four then current directors also resigned as directors. Douglas R. Sanderson remained as director of the Company but will resign as director at the conclusion of the 10-day period described below.

The Securities Purchase Agreement is included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 1, 2005. The discussion of the Securities Purchase Agreement set forth herein is qualified in its entirety by reference to this Exhibit 10.1. The Company hopes that the Transactions will increase the value of its common stock to its shareholders, although there is no guarantee that it will do so.

CHANGES IN MAJORITY OF DIRECTORS

As part of the Transaction, following the conclusion of the 10-day Period, the following changes to the Company’s directors and officers have occurred or will occur:

•	Mr. Douglas R. Sanderson resigned as the Company’s Chairman of the Board, Chief Executive Officer and President effective November 25, 2005, but Mr. Sanderson remains as a director.
•	Mr. Phillip Verrill resigned as Chief Financial Officer, Chief Operating Officer and as a director of the Company effective November 25, 2005.
•	Mr. Pavan Anand and Mr. Theodore Silvester, Jr. also resigned as directors of the Company effective November 25, 2005.
•	Mr. Ke Huang was appointed as the Company’s Chief Executive Officer, and acting Chief Financial Officer as of November 25, 2005.
•	Mr. Ke Huang was also appointed as director of the Company, subject to the 10-day Period.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Transactions is contained in the Company’s Current Report on Form 8-K filed with the Commission on December 1, 2005 regarding the Transaction. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

						LONG TERM COMPENSATION
		ANNUAL COMPENSATION				AWARDS		PAYOUTS
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payout ($)	All Other Compen- sation ($)

Douglas R. Sanderson,	2005		$200,000	-0-	-0-	-0-	-0-	-0-	-0-
Former CEO	2004		$200,000	-0-	-0-	-0-	-0-	-0-	-0-
and President (1)	2003		$200,000	-0-	-0-	-0-	-0-	-0-	-0-
Ke Huang,	2005		$-0-	-0-	-0-	-0-	-0-	-0-	-0-
Current CEO and	2004	$	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Acting CFO (2)	2003	$	N/A	N/A	N/A	N/A	N/A	N/A	N/A
_______________
(1)
As of December 31, 2004, Mr. Sanderson was the Chief Executive Officer and President of the Company. The amount stated is the dollar value of base salary (cash and non-cash) accrued as salary for Mr. Sanderson. As of December 31, 2004, the amount of $757,500 was still due to Mr. Sanderson. In connection with the Transactions, Mr. Sanderson resigned as the Chief Executive Officer and President on November 25, 2005 and he released his claims in connection with his accrued salary.

(2)
Mr. Ke Huang was appointed as the Company’s Chief Executive Officer, and acting Chief Financial Officer as of November 25, 2005. However, Mr. Huang did not receive any compensation for fiscal year 2005.

STOCK OPTION GRANTS AND EXERCISES

For the Company’s most recent fiscal year ended December 31, 2005, the Company did not issue any options or Stock Appreciation Rights to any officers, employees or directors.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

We currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control.

COMPENSATION OF DIRECTORS

At the present time the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES.

No share purchase options were exercised by the Company’s officers, directors, and employees during the fiscal year ended December 31, 2005.

BENEFIT PLANS

The Company does not have a long-term incentive plan nor the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

DESCRIPTION OF VOTING SECURITIES

The Company currently has the equivalent of 39,973,558 voting shares of capital stock issued and outstanding, which includes 88,429 shares of preferred stock, which for voting purposes (as specified under the voting rights afforded to the preferred stock in the Certificate of Designation for such preferred shares) is entitled to one vote per preferred share. Each share of common stock is also entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of February 6, 2006 with respect to the beneficial ownership of the outstanding shares of Company’s capital stock by (i) each person known by Registrant who will beneficially own five percent (5%) or more of the outstanding shares; (ii) the officers and directors of the Company; and (iii) all the aforementioned officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of February 6, 2006 are deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and is based on 39,973,558 common shares issued and outstanding on a fully diluted basis, as of February 6, 2006.

Title of Class	Name and Address Of Beneficial Owners	Amount and Nature Of Beneficial Ownership	Percent Of Class (1)

Common Stock	Central Class Group Limited (2)	20,271,422	50.7%
Common Stock	Ke Huang, Director, Chief Executive Officer and Acting Chief Financial Officer (3)	0	0.00%
Common Stock	Douglas R. Sanderson, Director (4)	0	0.00%

	All officers and directors as a group (2 persons)	0	0.00%
_______________
(1)	The number of outstanding shares of common stock of the Company for purposes of calculating the percentages is 39,973,558.
(2)
Central Class Group’s address is Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong, China. The individual person who has the power to vote and/or dispose of their securities is Mr. Siu Wa Wong.

(3)	Mr. Huang’s address is 26/F, Skyline Commercial Centre, 71-77 Wing Lok Street, Sheng Wan, Hong Kong, China.
(4)	Mr. Sanderson’s address is 8687 West Sahara Avenue, Suite 150, Las Vegas, Nevada 89117.

DIRECTORS AND EXECUTIVE OFFICERS

After the closing of the Transactions, there were certain changes in the composition of directors and executive officers. Please also see “Introduction - Changes in Majority of Directors and Executive Officers,” above. The new director will serve as a director through the current term until he is re-elected or new directors are elected pursuant to the Company’s certificate of incorporation, by-laws and applicable law.

The following tables set forth information regarding the Company’s current executive officers and director and the proposed director of the Company.

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

In connection with the Transactions, effective November 25, 2005, Mr. Sanderson resigned as Chairman, Chief Executive Officer and President of the Company, and Mr. Verrill resigned as Chief Financial Officer, Chief Operating Officer, and Director of the Company. Further, effective November 25, 2005, Mr. Anand and Mr. Silvester resigned as directors of the Company. However, Mr. Sanderson remained as a director.

On November 25, 2005, the Board of Directors, appointed Ke Huang as Chief Executive Officer and Acting Chief Financial Officer of the Company. The Board of Directors also appointed Ke Huang as a new Director on the Board, subject to the 10-day Period.

Ke Huang, Chief Executive Officer, Acting Chief Financial Officer and Director

Mr. Ke Huang, the Registrant’s Chief Executive Officer and Acting Chief Financial Officer, is 34 years old. Mr. Huang attended Guangdong Zhongshan University in 2002. In 1992, Mr. Huang established Guangdong Richvast Corporation and served as its Vice General Manager until 1996. From 1996 until the present, Mr. Huang served as the Chairman of the Board of Guangdong Richvast Elec. Equip, Ltd., a manufacturer of high quality air-conditioner products with over 1,000 employees and over US$100 Million in annual sales. Mr. Huang also served as the Vice Chairman of the Chamber of Lufeng City, the Commissioner of Government Association of Shanwei City, the Vice President of youth Association of Shanwei City and the Commissioner of Youth Association of Guandong Province in the People’s Republic of China.

CURRENT DIRECTOR

Douglas R. Sanderson, Director

Douglas R. Sanderson, 59, is currently a Company director. From June 2000 until November 25, 2005, Mr. Sanderson was the Chief Executive Officer, President and Chairman of the Company. From June 1994 to March 1997, Mr. Sanderson was President of the Gaming Division of Sega Enterprises, Inc. Between March 1997 and May 2000, Mr. Sanderson was President of Sega Gaming Technology, Inc.

COMMITTEES

The Company does not currently have any Board committees.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

The Company currently does not have a separately designated standing audit committee at this time. Accordingly, the Company does not have an audit committee financial expert.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors took action by unanimous Written Consent on November 14, 2005 to approve the Securities Purchase Agreement (the “Agreement”), including the issuance of 3,000,000 shares of common stock in connection with the Agreement. The Board of Directors also took action by unanimous Written Consent on November 25, 2005 in connection with the Transactions to approve the appointment of the Ke Huang as Chief Executive Officer and Acting Chief Financial Officer of the Company and to approve the appointment of Ke Huang as a Company director subject to the 10-day Period.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company’s review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2004, and during the current fiscal year, the Company believes that all filing requirements applicable to the Company’s officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met, except that our current Chief Executive Officer and Acting Chief Financial Officer did not timely file his Form 3 after he was elected or appointed an officer and/or director of the Company nor did Central Class Group Ltd., our majority shareholder, timely file its Form 3 in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transactions, as described above, none of the Company’s directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. Neither the Company’s director or officers, nor is the proposed Company director indebted to the Company.

None of the following have been or are currently indebted to the Company since the beginning of Company’s last fiscal year: any director or executive officer of Company; any proposed director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

[SIGNATURES PAGE FOLLOWS]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE ENTERTAINMENT CORPORATION

Date: February 27, 2006	By:	/s/ Ke Huang

Ke Huang Chief Executive Officer